

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2022

Javier Selgas
Chief Executive Officer
Freight Technologies, Inc.
2001 Timberloch Place, Suite 500
The Woodlands, TX 77380

> **Re: Freight Technologies, Inc.**
> **Registration Statement on Form F-3**
> **Filed on September 15, 2022**
> **File No. 333-267446**

Dear Mr. Selgas:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Taylor Beech at 202-551-4515 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services